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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

PHOENIX FOOTWEAR GROUP, INC.
(formerly DANIEL GREEN COMPANY)

(Name of Issuer)

Common Stock

(Title of Class of Securities)

71903M 10 0

(Cusip Number)

James R. Riedman, President
Riedman Corporation
c/o Phoenix Footwear Group, Inc.
5759 Fleet Street, Suite 220
Carlsbad, California 92008
(760) 602-9688

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 28, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71903M 10 0

1.	Name of Reporting Person: Riedman Corporation		I.R.S. Identification Nos. of above persons (entities only): 16-0807638

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: New York

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 632,710 (includes currently exercisable options to purchase 250,000 shares of Common Stock)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 632,710 (See Item 7 above)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 632,710 (See Item 7 above)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.8%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 71903M 10 0

1.	Name of Reporting Person: James R. Riedman		I.R.S. Identification Nos. of above persons (entities only): ###-##-####

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☒
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: U.S.

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,267,470 (includes currently exercisable options to purchase 187,862 shares)

		8.	Shared Voting Power: 1,455,957 Beneficial Ownership Disclaimed (includes currently exercisable options to purchase 250,000 shares)

		9.	Sole Dispositive Power: 1,272,803 (see 7 above)

		10.	Shared Dispositive Power: 1,450,624 (see 8 above)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,723,427

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 49.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 71903M 10 0

Item 1. Security and Issuer.

     This Schedule relates to shares of the Common Stock, par value $.01 per share (“Common Stock”) of Phoenix Footwear Group, Inc. (the “Issuer”). The Issuer’s principal executive office is located at 5759 Fleet Street, Suite 220, Carlsbad, California 92008.

Item 2. Identity and Background.

     This statement is submitted by Riedman Corporation, a corporation organized under the laws of the State of New York. Riedman Corporation is a holding company whose principal business until January 2001 was insurance brokerage. Its principal business and office address is 45 East Avenue, Rochester, New York 14604. Riedman Corporation has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Listed below are the names, business addresses and occupational information for: (a) each executive officer and director of Riedman Corporation, (b) each person controlling Riedman Corporation, and (c) each executive officer and director of any corporation or other person ultimately in control of Riedman Corporation. To the best of the knowledge of Riedman Corporation, each of the following individuals is a citizen of the United States of America and has not, during the last five years, been convicted in a criminal proceeding and has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

John R. Riedman
45 East Avenue
Rochester, New York 14604
Chairman, Chief Executive Officer, Treasurer, Director and Controlling Person of Riedman Corporation, whose principal business and address is set forth above.

James R. Riedman
5759 Fleet Street, Suite 220
Carlsbad, California 92008
Chairman and CEO of Issuer, and President and Director of Riedman Corporation whose principal business and address is set forth above.

CUSIP NO. 71903M 10 0

Janet H. Ruff
45 East Avenue
Rochester, New York 14604
Secretary and Director of Riedman Corporation, whose principal business and address is set forth above.

     This statement is also submitted by James R. Riedman, the required information for whom is set forth above.

     The Retirement Committee of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan (see Item 3) is composed of two of the directors of the Issuer, including James R. Riedman. The Plan filed an Amendment No. 2 to its Schedule 13G dated July 16, 2001.

Item 3. Source and Amount of Funds or Other Consideration.

     This Amendment No. 8 to Schedule 13-D of James R. Riedman is made to report the following events which have occurred since May 30, 2002, the filing date of Amendment No. 7 to Schedule 13-D:

     (a) The receipt by Mr. Riedman on March 1, 2003 of an option to purchase 33,333 shares of Phoenix Footwear Group, Inc. common stock (“Phoenix Common Stock”) in connection with his commencing full-time employment with the company. The option vests as to one-third each year commencing one year after date of grant. As a result of the 2-for-1 stock split effective June 12, 2003 (the “Stock Split”) the number of shares subject to option became 66,666.

     (b) The market purchase on March 21 and 24, 2003 by CE Capital, LLC, a New York limited liability company of which Mr. Riedman is the managing member with sole voting and dispositive power, of 5,500 shares ($6.02 per share) and 2,600 shares ($6.48 per share), respectively, of Phoenix Common Stock, bringing the total shares owned by CE Capital, LLC to 211,904 which, as a result of the Stock Split, became 423,808. Mr. Riedman disclaims beneficial ownership of 63,570 shares owned by CE Capital, LLC. The source of the funds used by CE Capital, LLC to purchase the shares ($49,958) was from the capital of that company.

     (c) The vesting in Mr. Riedman on February 5, 2004 of 5,333 shares of Phoenix Common Stock under the company’s Retirement Savings Partnership Plan. Mr. Riedman is a member of the Retirement Plan Committee of the company which has sole voting power with respect to the shares in the Plan, both allocated and unallocated.

     (d) The receipt by Mr. Riedman on February 5, 2004 of an option to purchase 100,000 shares of Phoenix Common Stock and an additional option to purchase 4,742 shares of Phoenix Common Stock. Both options vest as to one-third each year commencing one year after date of grant.

CUSIP NO. 71903M 10 0

     (e) The market purchase on February 27, 2004 by members of Mr. Riedman’s family who reside with him of 9,000 shares ($9.22 per share) of Phoenix Common Stock. Mr. Riedman disclaims beneficial ownership of said shares. The source of the funds ($82,980) used by members of Mr. Riedman’s family to purchase the shares were personal funds.

     Mr. Riedman is an officer, director and shareholder of Riedman Corporation, the beneficial owner of 632,710 shares. He is also a member of the Retirement Committee of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan which owns 798,847 shares.

Item 4. Purpose of the Transaction.

     The purpose of the transaction was to acquire Common Stock for investment.

Item 5. Interest in Securities of the Issuer.

     (a) Riedman Corporation beneficially owns 632,710 shares of Common Stock (which includes the currently exercisable Options to purchase 250,000 shares of Common Stock), representing 11.8% of the issued and outstanding shares of Common Stock. James R. Riedman beneficially owns 2,723,427 shares of Common Stock, representing 49.2% of the issued and outstanding shares of Common Stock (and disclaims beneficial ownership of 1,514,194 of those shares owned directly or indirectly (through CE Capital, LLC) by his minor children who reside with him). The Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan owns 798,847 shares of Common Stock for the benefit of participants in the Plan, being eligible employees of the Issuer (see (b) following).

     (b) Riedman Corporation has the sole power to vote and sole power to dispose of 632,710 shares of Common Stock, and James R. Riedman has the sole power to vote 1,267,470 shares and sole power to dispose of 1,272,808 shares of Common Stock. James R. Riedman, as a director of Riedman Corporation shares the power to vote and to dispose of the 632,710 shares beneficially owned by Riedman Corporation. As a member of the Retirement Committee of the Phoenix Footwear Group, Inc. Retirement Savings Partnership Plan he shares the power to vote the 798,847 shares beneficially owned by the Plan, shares the power to dispose of 478,513 shares not yet allocated by the Plan and has sole power to dispose of the 5,333 shares in the Plan which have been allocated to his account. Mr. Riedman disclaims beneficial ownership of all shares of Common Stock over which he shares power to vote and dispose of such shares.

     (c) See Item 3 for a description of all transactions in the Common Stock within the last 60 days.

     (d) None.

     (e) Not Applicable.

CUSIP NO. 71903M 10 0

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Riedman Corporation has the right to require Phoenix Footwear Group, Inc. to register 1,200,000 shares beneficially owned by it (including 250,000 shares which it has the option to purchase). The Issuer shall bear all expenses other than Riedman Corporation’s legal fees and distribution fees (commissions) and expenses. The right is set forth in the Stock Purchase Agreement between Riedman Corporation and Issuer dated June 26, 1996 and in the Stock Purchase Options dated July 29, 1997, September 1, 1999 and January 19, 2001 which were granted to Riedman Corporation in connection with its guaranties of various financings provided to Issuer.

     James R. Riedman also has the right to require Phoenix Footwear Group, Inc. to register 148,000 of the shares beneficially owned by him, being shares underlying options granted to him in connection with his guaranties of certain financing provided by Issuer. The Stock Purchase Options to Mr. Riedman are dated April 11, 2001 and June 26, 2001.

Item 7. Material to Be Filed as Exhibits.

     The exhibits filed as part of this Schedule 13D are as follows:

Exhibit No.	Description
10.1	Stock Purchase Agreement between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated June 26, 1996 (incorporated by reference to Exhibit 2 of Form 8-K dated July 10, 1996 (SEC File No. 000-00774)).

10.2	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated July 29, 1997 (incorporated by reference to Exhibit 99.1 of Form SC 13D/A dated August 11, 1997 (SEC File No. 005-36674)).

10.3	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated September 1, 1999 (incorporated by reference to Exhibit 10.3 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309)).

10.4	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and Riedman Corporation dated January 19, 2001 (incorporated by reference to Exhibit 99.1 of Form 13D/A dated February 28, 2001 (SEC File No. 005-36674)).

CUSIP NO. 71903M 10 0

10.5	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and James R. Riedman dated April 11, 2001 (incorporated by reference to Exhibit 10.6 to Form 10-K filed by Phoenix Footwear Group, Inc. on March 26, 2004 (SEC File No. 001-31309)).

10.6	Stock Purchase Option between Phoenix Footwear Group, Inc. (f/k/a Daniel Green Company) and James R. Riedman dated June 1, 2001 (incorporated by reference to Exhibit 10 of Form –K dated June 26, 2001 (SEC File No. 000-00774)).

99.1	Joint Filing Agreement.

CUSIP NO. 71903M 10 0

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 28, 2004

RIEDMAN CORPORATION

	By:	/s/ James R. Riedman

	Name:	James R. Riedman
	Title:	President

/s/ James R. Riedman

James R. Riedman